SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2 to 4 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 5 to 7 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text on pages 8 to 40 hereof;

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

-	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 18, 2016 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On April 12, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2323 (EUR 0.8115 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from January 2018 and for the period from April 1, 2018 to April 6, 2018, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
January 2018	1.2488	1.1922
February 2018	1.2482	1.2211
March 2018	1.2440	1.2216
April 1, 2018 to April 6, 2018	1.2292	1.2230

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2016	0.4	1.8
1st quarter 2017	0.9	2.1
2nd quarter 2017	0.6	2.3
3rd quarter 2017	0.7	2.7
4th quarter 2017	0.6	2.9

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.6% after price, seasonal and calendar adjustments in the fourth quarter of 2017 compared to the third quarter of 2017. Compared to the previous quarter, positive contributions to growth came mainly from foreign demand. According to provisional calculations, exports increased by 2.7% and contributed markedly to economic growth in the fourth quarter of 2017. Imports increased by 2.0% during the same period. As regards domestic demand, there were mixed signals. While household final consumption expenditure remained rather stable at the previous quarter’s level, government final consumption expenditure increased by 0.5%. Gross fixed capital formation in machinery and equipment increased by 0.7% compared to the third quarter of 2017. Gross fixed capital formation in construction decreased by 0.4% compared to the third quarter of 2017.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 2.9% in the fourth quarter of 2017, following increases of 2.7% in the third quarter of 2017 and 2.3% in the second quarter of 2017, in each case compared to the corresponding periods in 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 4th quarter of 2017, press release of February 23, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/02/PE18_058_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	-0.2	1.5
June 2017	0.2	1.6
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6

In March 2018, consumer prices in Germany rose by 1.6% compared to March 2017. The inflation rate thus increased slightly. In the three preceding months the rate of inflation had declined gradually. Compared to March 2017, the prices of energy products increased by 0.5% in March 2018. Compared to March 2017, in March 2018 price rises were recorded especially for heating oil (+5.4%), electricity (+1.5%) and central and district heating (+0.8%). In contrast, price decreases were recorded for solid fuels (–1.6%), gas (–1.4%) and motor fuels (–0.7%). Excluding energy prices, the inflation rate in March 2018 would have been 1.6% as well.

Compared to March 2017, food prices rose 2.9% in March 2018. The prices of goods overall were up 1.4% in March 2018 compared with March 2017, while prices of services overall rose by 1.8%. A major factor contributing to the increase in service prices was the development of net rents exclusive of heating expenses (+1.6%).

Compared to February 2018, the consumer price index rose by 0.4% in March 2018. In a month-on-month comparison, seasonal price rises were observed especially for clothing (+5.8%) and footwear (+4.4%), in particular due to the changeover to the spring and summer collection. Marked month-on-month price increases were also recorded for package holidays (+2.0%) and air tickets (+1.5%), one reason being the early date of Easter. Food prices rose by 0.2% in March 2018 compared to February 2018, while energy prices declined by 0.6% and thus had a dampening effect on month-on-month price increase in March 2018.

Source: Statistisches Bundesamt, Consumer prices in March 2018: +1.6% on March 2017, press release of April 13, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/04/PE18_135_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
February 2017	4.3	3.9
March 2017	4.0	3.9
April 2017	4.1	3.9
May 2017	3.6	3.8
June 2017	3.6	3.8
July 2017	3.6	3.7
August 2017	3.8	3.7
September 2017	3.5	3.7
October 2017	3.7	3.6
November 2017	3.4	3.6
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 621,000 persons, or 1.4%, from February 2017 to February 2018. Compared to January 2018, the number of employed persons in February 2018 increased by approximately 44,000, or 0.1%, after adjustment for seasonal fluctuations.

In February 2018, the number of unemployed persons decreased by approximately 236,000, or 12.4%, compared to February 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in February 2018 stood at 1.51 million, which was a decrease of roughly 11,000 compared to January 2018.

Sources: Statistisches Bundesamt, February 2018: employment up 1.4% on a year earlier, press release of March 29, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/03/PE18_117_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to February 2018	January to February 2017
Trade in goods, including supplementary trade items	38.1	38.0
Services	0.1	-1.5
Primary income	13.3	13.1
Secondary income	-10.4	-14.3

Current account	41.1	35.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in February 2018: +2.4% on February 2017, press release of April 9, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/04/PE18_126_51.html).

Public Finance

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector for 2013 to 2017:

GENERAL GOVERNMENT ACCOUNTS (1)

	2017	2016	2015	2014	2013
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	955.4	918.7	880.0	853.5	820.8
of which: Taxes (2)	767.2	732.0	698.0	668.7	646.3
Expenditure	929.3	901.3	863.3	847.1	830.2

Balance	26.1	17.4	16.7	6.4	-9.4
Social security funds
Revenue	635.4	606.9	579.9	557.7	540.1
Expenditure	624.8	598.6	577.2	554.6	534.7

Balance	10.5	8.2	2.7	3.2	5.4
General government
Revenue	1,474.6	1,414.2	1,354.3	1,308.3	1,259.0
Expenditure	1,438.0	1,388.6	1,334.9	1,298.8	1,263.0

Balance	36.6	25.7	19.4	9.5	-4.0

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2017 (March 2018), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2017	2016	2015	2014	2013
	(% of GDP)
General government deficit (-) / surplus (+)	1.1	0.8	0.6	0.3	-0.1
General government gross debt	64.1	68.2	71.0	74.7	77.5

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Table 1.10; Deutsche Bundesbank, German general government debt down in 2017 by €53 billion to €2.09 trillion – debt ratio down from 68.2% to 64.1%, press release of March 29, 2018 (https://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2018/2018_03_29_general_government_debt.html?https=1).

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government as of December 31, 2017:

SUMMARY OF THE DIRECT DEBT OF THE FEDERAL GOVERNMENT

Aggregate principal amount outstanding as of December 31, 2017
(EUR in millions)
Federal Bonds (Bundesanleihen)	731,500
Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	75,000
Federal Notes (Bundesobligationen)	213,000
Federal Treasury Notes (Bundesschatzanweisungen)	100,000
Federal Savings Notes (Bundesschatzbriefe)	289
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	10,037
German Government Day-Bonds (Tagesanleihe des Bundes)	966
Borrowers’ note loans (Schuldscheindarlehen)	9,091
of which:
– From German residents	9,053
– From non-German residents	38
Other debt (1)	4,475
of which:
– Further short term debt (≤ 1 year)	0
– Equalization claims	4,155
Repurchased debt	-58,451

Total	1,086,311

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesanzeiger, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2017 und 31. Dezember 2017 in Euro, February 2, 2018.

Other Recent Developments

German General Elections for the Bundestag

On March 12, 2018, the party leaders of CDU, CSU and SPD, along with the heads of the parliamentary groups in the German Bundestag, signed the coalition agreement. On March 14, 2018, the members of the German Bundestag elected Angela Merkel Chancellor for the fourth term.

Sources: The Federal Government, Where do we go from here?—Frequently asked questions about forming a government, dated March 12, 2018 (https://www.bundesregierung.de/Content/EN/Artikel/2017/11_en/2017-10-24-faq-regierungsbildung_eng.html); The Federal Government, In the German Bundestag:  Angela

Merkel re-elected Chancellor, press release of March 14, 2018  (https://www.bundesregierung.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html?nn=709674).

The European Union and European Integration

On March 23, 2018, the European Council, meeting in an EU27 format, adopted the guidelines on the framework for a future relationship of the EU with the UK after the UK’s withdrawal from the EU. The EU intends to maintain the closest possible partnership with the UK, which would cover trade and economic cooperation, security and defense, among other areas. Previously, the negotiators from the EU and the UK had reached an agreement regarding parts of the legal text of the withdrawal agreement covering citizens’ rights, the financial settlement, a number of other withdrawal issues and transition.

Source: The European Council, Brexit, last reviewed on March 26, 2018 (http://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 472.3 billion as of December 31, 2017, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 76.5 billion in 2017. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

Until March 31, 2018, KfW conducted its business in the following business sectors:

•	Mittelstandsbank (SME Bank), which promoted small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•	Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions), which provided housing-related loans and grants as well as financing for education to private individuals, offered financing for infrastructure projects, primarily for municipalities, and granted global funding instruments to promotional institutes of the German federal states (“Landesförderinstitute”) and other financial institutions;

•	Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•	Promotion of developing countries and emerging economies: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

With effect from April 1, 2018, KfW reorganized its domestic promotional business, which it had previously conducted through its business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) based on a distinction between customer groups, into the following three business sectors, which are characterized by different operating models:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden) offers highly standardized products for SMEs, business founders, start-ups, self-employed professionals as well as private individuals;

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) provides individual financing solutions for municipal and social infrastructure, offers corporate loans and project finance, as well as customized financing for financial institutions and Landesförderinstitute; and

•	Equity Financing will be conducted through a new wholly owned subsidiary, which is expected to commence its operations in the course of 2018.

All products of the former business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) continue to exist in one of the three new business sectors SME Bank & Private Clients, Customized Finance & Public Clients or Equity Financing. The business sectors Export and project finance, Promotion of developing countries and emerging economies and Financial markets remain unchanged.

Because it primarily covers the fiscal year ended December 31, 2017, the following description of KfW’s business activities is based on the organizational structure in place until March 31, 2018.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union (“EU”) in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the business sector of Export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•	implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•	participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW-Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it neither qualifies as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are in principle eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

As of January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) fully apply to KfW. Previously, BaFin had granted KfW a transitional period from January 1, 2016 until January 1, 2018 to prepare for the full application of the IVV.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the new capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced internal ratings-based approach (“IRBA”) for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022. KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 20.6% as of December 31, 2017 (including the interim profit as of September 30, 20171). The decrease of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2016, which both had been calculated for internal purposes based on the voluntary application of all material IRBA rules and each amounted to 22.3%, was mainly due to the effects of the IRBA approval process. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that have not yet been approved continue to be valued following the generally more capital-intensive standardized approach for credit risks due to the above-mentioned gradual implementation of the IRBA. As part of the IRBA approval process, adjustments to the methods of collateral valuation for final-borrower assignments in the domestic promotional business were necessary, which resulted in an increase of risk-weighted assets. For more information on KfW’s other key indicators, including the capital ratios based on the analogous application of the advanced IRBA, see “Group management report—Risk report—Overview of key indicators” included in Exhibit (e).

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2017 was 14.3%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 13.0% plus a Capital Conservation Buffer and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a three percentage points supervisory review and evaluation process (“SREP”) surcharge and an additional, IT-related surcharge of two percentage points, both imposed by BaFin in 2017. A SREP surcharge is generally meant to reflect the specific risk situation of each bank. In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, BaFin has imposed the IT-related additional temporary capital requirements until the issues underlying the findings have been resolved. The need for modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT–related updates and improvements have been underway at KfW for some time.

In connection with further standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2017, the banking supervisory authorities conducted audits related to KfW’s outsourcing management and internal auditing. In April 2018, BaFin notified KfW that it will impose additional temporary capital requirements as a result of findings from these audits until the issues underlying these findings have been resolved. These additional temporary capital requirements are expected to amount to 0.75%, resulting in a total surcharge of 2.75% for IT-, internal-auditing- and operational-risk-management-related findings. Furthermore, BaFin notified KfW that it will require KfW to maintain a capital buffer of 1% for Other Systemically Important Institutions (O-SIIs) in Germany. The buffer is expected to be phased-in over a period of three years starting in 2019.

As of January 1, 2016, KfW is also, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW applies the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and expected to become part of the prudential requirements starting in 2020.

According to a decision made by the supervisory authority BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

[1]	According to Article 26(2) CRR.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) have become applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes.

Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW will implement a fully-fledged regulatory reporting system by 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is not supervised directly by the ECB, but currently continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Regulatory Costs. As KfW had already applied significant parts of bank regulatory law on a voluntary basis to most of its activities, its previous voluntary compliance facilitated its compliance with the rules and regulations becoming mandatory by operation of the KfW Regulation. Nonetheless, compliance is expected to continue to entail special organizational efforts and related costs currently estimated to amount to approximately EUR 120 million annually until 2020.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2017 is Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of EY for the fiscal year ended December 31, 2017, dated February 27, 2018, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, EY does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 168 of Exhibit (e).

BUSINESS

Introduction

Until March 31, 2018, KfW conducted its business in the following business sectors:

•	Mittelstandsbank (SME Bank), which focused on SMEs and other commercial clients;

•	Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions), which focused on private clients and public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG); and

•	Financial markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

With effect from April 1, 2018 KfW reorganized its domestic promotional business, which it had previously conducted through its business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) based on a distinction between customer groups, into the following three business sectors, which are characterized by different operating models:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden); and

•	Equity Financing.

For a description of the new business sectors’ activities, see “General—Overview.”

All products of the former business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) continue to exist in one of the three new business sectors SME Bank & Private Clients, Customized Finance & Public Clients or Equity Financing. The business sectors Exports and project finance, Promotion of developing countries and emerging economies and Financial markets remain unchanged.

Because it primarily covers the fiscal year ended December 31, 2017, the following description of KfW’s business activities is based on the organizational structure in place until March 31, 2018.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME Bank)	21,899	21,388	2
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	29,913	33,698	-11
Export and project finance (KfW IPEX-Bank)	13,751	16,072	-14
Promotion of developing countries and emerging economies	9,749	8,844	10
of which KfW Entwicklungsbank	8,197	7,290	12

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,551	1,553	0
Financial markets	1,541	1,274	21

Total promotional business volume (1) (2)	76,481	81,002	-6

(1)	Total promotional business volume for 2017 has been adjusted for commitments of EUR 372 million, compared to EUR 273 million for 2016, made by KfW IPEX-Bank relating to Export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the five business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2017. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2017
	Commitments outstanding	Economic capital required (1)
Mittelstandsbank	24%	20%
Kommunal- und Privatkundenbank/Kreditinstitute	42%	29%
Export and project finance (KfW IPEX-Bank)	15%	7%
Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG)	7%	11%
Financial markets	12%	6%

Total (in EUR billions)	505.6	18.2

(1)	The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 39 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. Until March 31, 2018, KfW’s predominant domestic finance activities were conducted by the business sectors Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute. Further promotional activities targeting the domestic market are reported under the Financial markets business sector. For a description of the reorganization of KfW’s domestic promotional business activities with effect from March 31, 2018, see “General—Overview” and “—Introduction” above. Because it primarily covers the fiscal year ended December 31, 2017, the following description of KfW’s domestic promotional business is based on the organizational structure in place until March 31, 2018.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to the ultimate borrower (e.g., for financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 200 banks. In 2017, 61% (2016: 58%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions, e.g., derivatives, securities, money market and global loan transactions, is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected Landesförderinstitute with existing agreements, and to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property, other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW – for each borrower. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application, based on compliance with the requirements defined for the particular lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of obtaining a more efficient, automated and accelerated process. For this purpose, KfW developed a digital online platform for its highly standardized loan programs. The online platform, which was launched in 2014 as a tool for the intermediate banks, provides immediate feedback as to KfW’s approval of the loan in the form of an electronic confirmation from KfW. Most of the commercial banks KfW works with have already joined the platform. Since the end of 2015, all loan applications under the housing investment programs can be handled through this platform. In 2017, the platform was expanded to support promotional programs for commercial enterprises (including programs for SMEs and environmental investment programs). KfW aims to offer most of the domestic promotional programs via this platform by the end of 2018.

KfW applies different pricing models for granting loans: a fixed-rate pricing model; and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies amongst others to Mittelstandsbank’s largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital and equity participations offered by Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the recipient Landesförderinstitute and selected recipient financial institutions to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these instruments offer greater loan structure flexibility. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending Landesförderinstitute and selected financial institutions compared with KfW’s traditional lending programs. Accordingly, the final borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute; and non-program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and Europe. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its Land. KfW cooperates with 16 Landesförderinstitute.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW extends non program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and elsewhere in Europe, which they on-lend as individual loans and leases to finance SMEs, housing projects, municipal infrastructure projects and, increasingly, energy efficiency projects. In the case of Landesförderinstitute, non-program-based global loans are no longer offered as new business, but only in connection with existing agreements.

Mittelstandsbank (SME Bank)

KfW’s Mittelstandsbank business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals; it offers financing for various purposes to companies in different stages of development.

According to a representative KfW survey in the German SME sector, known as KfW SME Panel 2017, Germany had an estimated 3.71 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2016. During the same period, SMEs accounted for 46% of gross investment by the German corporate sector, employed 70.4% of the workforce and trained approximately 90% of the apprentices.

Mittelstandsbank provides financing in the areas of start-up financing and general investments, innovation and environmental investments, primarily by means of loan programs (2017: EUR 21.3 billion, 2016: EUR 20.7 billion), mezzanine programs (2017: EUR 0.4 billion, 2016: EUR 0.6 billion) and equity investments (2017: EUR 0.1 billion, 2016: EUR 0.1 billion).

Mittelstandsbank primarily offers loan programs. Under some loan programs Mittelstandsbank offers the on-lending banks a partial exemption from liability. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. For instance, this is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment area.

Mittelstandsbank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, the on-lending bank is not liable to Mittelstandsbank for the subordinated loan. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loan. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Finally, Mittelstandsbank provides equity financing for innovative SMEs mainly through various equity funds.

The following table shows Mittelstandsbank’s commitments by area for each of the years indicated:

MITTELSTANDSBANK COMMITMENTS

	Year ended December 31,			Year-to-Year
	2017		2016	% change
	(EUR in millions)			(in %)
Start-up financing and general investment	9,742	(1)	10,052	-3
Innovation	1,961		608	+223
Environmental investment	10,196		10,727	-5

Total commitments	21,899		21,388	+2

(1)	Thereof, an amount of €150 million related to the bridge loan granted to Air Berlin which was based on a special mandate given by the Federal Government to KfW in accordance with article 2 paragraph 4 of the KfW Law, a so-called Zuweisungsgeschäft. KfW’s risks under such loan were fully secured by a guarantee from the Federal Government. The loan was categorized as default and the Federal Republic fully compensated KfW under the guarantee in January 2018.

To support the German economy, Mittelstandsbank committed financing in the amount of EUR 21.9 billion in 2017 (2016: EUR 21.4 billion). This increase was mainly attributable to increased commitments in the field of innovation financing, particularly under the new ERP-Digitalization and Innovation Program. During the period from the start of the program in July 2017 to December 31, 2017, EUR 1.5 billion were committed. From the start of the program in July 2017 to the end of 2017, its credit volume reached EUR 1.5 billion. Among KfW’s environmental investment programs the Energieeffizienzprogramm (“Energy Efficiency Program”) surpassed previous year’s level considerably as commitments increased from EUR 5.2 billion in 2016 to EUR 5.7 billion in 2017.

Start-up Financing and General Investment Programs

Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants, machinery and equipment, or in acquisitions. In 2017, commitments in this area amounted to EUR 9.7 billion and declined slightly compared to the previous year (2016: EUR 10.1 billion). While commitments in the area of general investment declined from EUR 6.4 billion in 2016 to EUR 6.0 billion in 2017, Mittelstandsbank’s start-up financings increased slightly (2017: EUR 3.8 billion, 2016: EUR 3.6 billion).

Innovation Programs

Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of loans, mezzanine capital or direct equity investments. Commitments in the field of innovation financing increased significantly to EUR 2.0 billion in 2017 (2016: EUR 0.6 billion) due to a successful launch of the new ERP-Digitalization and Innovation Program.

In 2017, KfW took the first step to realign its venture capital financing by extending the ERP-Venture Capital Fund Investments program to venture debt financings as well as by signing a further investment in the High-Tech Start-up Fund (HTGF III). Commitments in the area of equity financing increased to EUR 0.13 billion in 2017 and exceeded the previous year’s level by EUR 36 million.

In June 2017, KfW’s Board of Supervisory Directors approved the incorporation of a new KfW subsidiary for its venture capital financing activities. The new subsidiary will be established in 2018 as a financial institution with KfW being the sole shareholder (100%). It will be subject to oversight by a supervisory board consisting of representatives from KfW, the Federal Ministry of Finance, the Federal Ministry of Economic Affairs and Energy and external equity experts. The new subsidiary will bundle and expand KfW’s current activities in venture capital financing. This includes KfW’s investments in the High-Tech Start-up Fund, the public venture capital co-investment fund named coparion, and all activities under the program ERP Venture

Capital Fund Investments. The targeted annual investment volume of the new subsidiary is EUR 200 million. The new subsidiary will invest in venture capital and debt funds, which in turn will invest equity in young, growth-oriented technology firms or provide venture debt to young, growth-oriented corporations. The new subsidiary is expected to start its operational business in the course of 2018. The initiative is being supported by the Federal Ministry of Finance and the Federal Ministry of Economic Affairs and Energy.

Environmental Investment Programs

Mittelstandsbank finances environmental protection projects, in particular for measures aiming to increase energy efficiency, reduce greenhouse gas emissions and promote the use of sources of renewable energy. Commitments for environmental investment programs declined from EUR 10.7 billion in 2016 to EUR 10.2 billion in 2017, particularly due to fewer commitments under KfW’s Renewable Energies Program. Starting from an exceptional high level in 2016 (EUR 4.7 billion), commitments under KfW’s Renewable Energies Program decreased moderately to EUR 3.9 billion in 2017. Disbursements under this program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Financial Markets – Funding”). Commitments under the KfW’s Energy Efficiency Program increased from EUR 5.2 billion in 2016 to EUR 5.7 billion in 2017. Last year, the program was expanded to further include the assignment of grants for the prevention or use of waste heat.

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)

KfW’s Kommunal- und Privatkundenbank/Kreditinstitute business sector extends housing-related loans and grants as well as financing for education to private individuals, provides financing for infrastructure projects, primarily for municipalities, grants global funding instruments to the Landesförderinstitute and other financial institutions and offers long-term refinancing of export loans to commercial banks.

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments by area for each of the years indicated.

KOMMUNAL- UND PRIVATKUNDENBANK/KREDITINSTITUTE COMMITMENTS

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Housing investment programs	18,928	20,825	-9
Education programs	2,216	2,319	-4
Municipal infrastructure programs	3,924	4,074	-4
Global funding facilities to Landesförderinstitute	3,921	4,366	-10
Program for the refinancing of export loans	275	764	-64
Global loans to selected financial institutions	650	1,350	-52

Total commitments (1)	29,913	33,698	-11

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2017, Kommunal- und Privatkundenbank/Kreditinstitute’s commitments amounted to EUR 29.9 billion (2016: EUR 33.7 billion). The decline compared to 2016 was mainly attributable to a decrease in housing investment programs, particularly for energy-efficient construction and the promotion of home ownership, and to a decrease of global loans to other financial institutions.

Housing Investment Programs

Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and refurbishment measures, and for the improvement of the security of and accessibility to or within existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2017 amounted to EUR 18.9 billion (2016: EUR 20.8 billion), of which EUR 14.2 billion (2016: EUR 15.5 billion) were granted for energy-efficient construction and refurbishment measures and EUR 4.2 billion (2016: EUR 4.9 billion) for home ownership promotion programs.

Education Programs

Kommunal- und Privatkundenbank/Kreditinstitute supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and the Länder. In 2017, commitments amounted to EUR 2.2 billion (2016: EUR 2.3 billion).

Municipal Infrastructure Programs

Kommunal- und Privatkundenbank/Kreditinstitute provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs decreased to EUR 3.9 billion in 2017 from the previous year’s level of EUR 4.1 billion due to slightly lower credit demand from municipalities.

Global Loans and Global Funding Facilities

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments designated to global loans and global funding facilities.

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	3,921	4,366	-10
Program-based global loans to Landesförderinstitute	1,267	1,954	-35
Non program-based global loans to Landesförderinstitute	30	20	50
Non program-based global loans to selected financial institutions in Germany and Europe	650	1,350	-52

Total commitments (1)	5,868	7,690	-24

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG government loan program) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant year.

In 2017, Kommunal- und Privatkundenbank/Kreditinstitute granted global funding facilities and program-based global loans to Landesförderinstitute as well as non-program-based global loans to selected Landesförderinstitute. The latter were granted only in connection with existing agreements. In 2017, global funding facilities to Landesförderinstitute amounted to EUR 3.9 billion (2016: EUR 4.4 billion) and program-based global loans to Landesförderinstitute amounted to EUR 1.3 billion (2016: EUR 2.0 billion). Non program-based global loans to selected Landesförderinstitute were granted in the amount of EUR 30 million in 2017 (2016: EUR 20 million). The decrease in the refinancing of Landesförderinstitute was mainly driven by decreased demand.

Besides its commitments to Landesförderinstitute, Kommunal- und Privatkundenbank/Kreditinstitute grants global loans to selected financial institutions in Germany to refinance leasing contracts to SMEs and to selected financial institutions in Europe to refinance energy efficiency and renewable energy projects or to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2017, global loans to selected financial institutions in Germany and Europe amounted to EUR 0.7 billion (2016: EUR 1.4 billion), of which EUR 0.7 billion were attributable to the refinancing of leasing contracts (2016: EUR 1.2 billion). In 2017, there was no refinancing of European financial institutions (2016: EUR 0.2 billion) due to prevailing market conditions. The demand for refinancing of leasing contracts in Germany also decreased significantly in 2017.

Program for the Refinancing of Export Loans

Kommunal- und Privatkundenbank/Kreditinstitute offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes

Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (together “HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2017, KfW made commitments of EUR 0.3 billion (2016: EUR 0.8 billion) under this program.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) as of December 31, 2017 amounted to EUR 26.4 billion (December 31, 2016: EUR 30.6 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and project finance amounted to EUR 51.3 billion as of December 31, 2017 (year-end 2016: EUR 56.2 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2017, KfW IPEX-Bank employed 679 persons, excluding managing directors but including temporary personnel (December 31, 2016: 669).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation—Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (“CIT”) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls”. The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the

ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP-CIRR Export Financing Program.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2017, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 372 million (2016: EUR 273 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW’s Export and project finance business sector’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2017, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and project finance amounted to EUR 41 billion, of which EUR 10 billion, or 23%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

In 2017, total commitments of the Export and project finance business sector decreased to EUR 13.8 billion including commitments under the CIRR scheme for the refinancing of banks , which is supported by the federal budget (2016: EUR 16.1 billion). The following table shows commitments in KfW’s business sector Export and project finance in 2017 and 2016.

	Year ended December 31,				Year-to-Year
	2017		2016		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	8,275	60	8,588	53	-4
Promotional business (conducted on behalf of KfW)	5,476	40	7,484	47	-27

Total commitments (1)	13,751	100	16,072	100	-14

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

New commitments in 2017 amounted to EUR 13.8 billion compared to EUR 16.1 billion in 2016. This decrease is primarily due to a demanding and increasingly competitive market environment with very low interest rates and high liquidity in which a balanced risk-to-return-ratio remained key for KfW IPEX-Bank resulting in the lower commitment volumes for 2017.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sectors in 2017 and 2016:

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Power, renewables and water	2,629	3,081	-15
Industries and services	2,057	1,986	4
Basic industries	2,014	1,646	22
Maritime industries	1,623	2,358	-31
Financial institutions, trade and commodity finance	1,473	2,065	-29
Aviation and rail	1,273	1,790	-29
Transport and social infrastructure	998	1,444	-31
CIRR scheme for bank refinancing (ship + ERP finance) (1)	1,685	1,701	-1

Total commitments	13,751	16,072	-14

(1)	Starting in 2017 the CIRR scheme for bank refinancing includes commitments under the new “ERP Export Financing Program” (ERP-CIRR) amounting to EUR 0.03 bn.

In 2017, commitments of EUR 1.7 billion were provided under the CIRR scheme for bank refinancing (2016: EUR 1.7 billion) as the demand from potential borrowers remained relatively stable compared to the prior year. The highest commitments were achieved in the power, renewables and water sector with EUR 2.6 billion (2016: EUR 3.1 billion) including financing for large onshore and offshore wind farms, followed by the industries and services sector with stable commitments of EUR 2.1 billion (2016: EUR 2.0 billion) and the basic industries sector with commitments of EUR 2.0 billion (2016: EUR 1.6 billion).

Commitments by Geographic Area. KfW IPEX-Bank’s commitments are reported for the following three regions in 2017: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2017, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany decreased to EUR 2.8 billion (2016: EUR 3.4 billion). In 2017, commitments in Europe (excluding Germany, but including Russia and Turkey) amounted to EUR 4.5 billion (2016: EUR 5.5 billion). KfW IPEX-Bank’s commitments in the rest of the world amounted to EUR 4.8 billion in 2017 (2016: EUR 5.5 billion). Commitments under the CIRR scheme (2017: EUR 1.7 billion; 2016: EUR 1.7 billion) are transregional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product in 2017 and 2016:

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	9,252	10,420	-11
Thereof
Loans (term loans and bullet)	5,848	6,892	-15
Trade finance	1,078	1,466	-26
Revolving credit facilities for cash drawings	1,383	1,514	-9
Guarantees	685	547	25
Debt instruments	113	0	100
Project finance (1)	2,550	3,199	-20
Asset finance (1)	67	603	-89
Acquisition finance (1)	168	149	13
Commodity Trade Finance (2)	30	—	100
CIRR scheme for bank refinancing (ship+ERP)	1,685	1,701	-1

Total commitments	13,751	16,072	-14

(1)	The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.
(2)	New product category in 2017. (“Rohstoffhandelsfinanzierung”).

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2017, EUR 184 million of loan disbursements were supported by the ERP Special Fund (2016: EUR 365 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of developing countries and emerging economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of developing countries and emerging economies business sector in 2017 and 2016:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	8,197	7,290	12
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,551	1,553	-0.1

Total commitments	9,748	8,844	10

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2017, approximately 35% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit – “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•	Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2017, approximately 87% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•	Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. Since 2012, FZ-Förderkredite have been eligible for guarantees by a special guarantee facility of the Federal Republic. They may also meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2017, approximately 71% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments in 2017 and 2016:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Loan commitments (1)	4,975	5,234	-5
of which federal funds	113	122	-7
of which KfW’s funds refinanced in the capital markets	4,862	5,112	-5
Grant commitments	2,756	1,817	52
Mandates	466	239	95

Total commitments	8,197	7,290	12

(1)	Includes also equity investments (2017: EUR 119 million, 2016: EUR 55 million)

Total commitments of KfW Entwicklungsbank increased by 12% to EUR 8,197 million in 2017 (2016: EUR 7,290 million) due to increased grant commitments especially for multi-sectoral projects, emergency assistance and social infrastructure projects. The relative share of loan commitments that were refinanced in the capital markets increased slightly to 98% in 2017 (2016: 97%).

In 2017, Asia accounted for 29% of KfW Entwicklungsbank’s commitments (2016: 38%); Sub-Saharan Africa accounted for 21% (2016:18%); Middle East/North Africa accounted for 17% (2016: 13%); Europe/Caucasus accounted for 14% (2016: 12%); Latin America accounted for 15% (2016: 16%); and trans-regional commitments accounted for 4% (2016: 3%).

The following table shows KfW Entwicklungsbank’s commitments by sector in 2017:

	Year ended December 31,				Year-to-Year
	2017		2016		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	2,437	30	2,516	35	-3
Social infrastructure	2,938	36	1,769	24	66
Financial sector	928	11	692	9	34
Production sector	381	5	209	3	82
Others (1)	1,513	18	2,104	29	-28

Total commitments	8,197	100	7,290	100	12

(1)	Consists mainly of commitments made for environmental and multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2017, DEG maintained 13 representative offices in developing countries or emerging economies. In 2017, DEG employed an average of 569 persons (2016: 515). At year-end 2017, DEG’s total assets (IFRS, before consolidation) amounted to EUR 5.7 billion (2016: EUR 6.3 billion).

DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services on a project-by-project basis.

DEG pursues four key aims in its private sector development activities:

•	promoting direct investment, including through DEG’s own risk capital activity;

•	providing long-term debt financing to investment projects;

•	providing financing to companies in International Development Association (“IDA”) countries and (post-) conflict countries; and

•	strengthening local capital markets through financial sector development.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

The following table shows DEG’s commitments in 2017 and 2016:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Loans	988	1,083	-9
Equity participations	475	438	8
Mezzanine financing	88	32	175

Total commitments	1,551	1,553	-0.1

Financial Markets

KfW’s Financial markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. The group’s consolidated balance sheet total assets at year-end 2017 were EUR 472.4 billion. EUR 422.2 billion, or 89.4% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2017, KfW had EUR 16.2 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 73% of KfW Group’s total borrowings outstanding at the end of 2017 had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management.

The percentage of capital-market funding outstanding out of total financial-market funds outstanding was 90% at the end of 2017.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors.

In 2017, benchmark bonds accounted for a funding volume of EUR 55.4 billion, or 71%, of KfW’s total capital-market funding. Publicly-placed bonds outside the benchmark programs and private placements accounted for EUR 19.2 billion, or 24%, and EUR 3.6 billion, or 5%, respectively. Total capital-market funding in 2017 amounted to EUR 78.2 billion (2016: EUR 72.8 billion). KfW expects its volume of long-term funding to be raised in the capital markets in 2018 to be approximately EUR 70-75 billion.

In 2017, KfW conducted six new bond issues and one re-opening of a 2013 bond issue, one re-opening of a 2014 bond issue and two re-openings of 2015 bond issues (ten transactions in total in 2017) in an aggregate principal amount of EUR 31.5 billion under its euro benchmark program and six bond issues in an aggregate principal amount of USD 25.0 billion under its U.S. dollar benchmark program. In addition to the benchmark issues, three additional series of global notes and one green bond denominated in U.S. dollar were issued by KfW in 2017.

KFW’S BENCHMARK BOND ISSUES IN 2017

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
U.S. $-Benchmark I/2017	USD 5.0	5	2.125
U.S. $-Benchmark II/2017	USD 4.0	3	1.750
U.S. $-Benchmark III/2017	USD 4.0	5	2.125
U.S. $-Benchmark IV/2017	USD 5.0	3	1.625
U.S. $-Benchmark V/2017	USD 4.0	2	1.500
U.S. $-Benchmark VI/2017	USD 3.0	3	1.875
Euro-Benchmark I/2017	EUR 5.0	7	0.125
Euro-Benchmark II/2017	EUR 5.0	10	0.625
Euro-Benchmark III/2017	EUR 5.0	5	0.000
Euro-Benchmark IV/2017	EUR 5.0	7	0.125
Euro-Benchmark V/2017	EUR 5.0	10	0.500
Euro-Benchmark VI/2017	EUR 3.0	5	0.000
Euro-Benchmark IV/2013 (re-opening)	EUR 1.0	6	2.125
Euro-Benchmark III/2014 (re-opening)	EUR 1.0	7	1.500
Euro-Benchmark II/2015 (re-opening)	EUR 0.5	5	0.625
Euro-Benchmark I/2015 (re-opening)	EUR 1.0	8	0.625

In 2017, KfW’s total new capital-market funding was raised in 10 different currencies and 145 separate capital market transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 88% of KfW’s total new capital-market funding in 2017 (2016: 83%). The percentage of new funds raised in euros increased from 36% in 2016 to 53% in 2017, making it the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars decreased from 47% to 34% over the same period. The percentage of new funds raised in pounds sterling decreased from 9% to 7%, making it KfW’s third most significant funding currency in 2017. The percentage of Australian dollar funding remained stable at 3% (2016: 3%) and Japanese yen remained stable at 2% (2016: 2%).

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2017 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	41.7	53
U.S. dollar (USD)	26.9	34
Pound sterling (GBP)	5.4	7
Australian dollar (AUD)	2.0	3
Japanese yen (JPY)	1.8	2
Other currencies (e.g., CAD, NZD and CNY)	0.5	1

Total	78.2	100

As part of its funding program, KfW links the proceeds of certain of its bonds, referred to by KfW as “green bonds,” to its environmental investment program, Erneuerbare Energien– Standard (Renewable Energies –Standard). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects. While net proceeds from the sale of its green bonds are used by KfW in its general business, upon closing of the transactions KfW simultaneously allocates an amount equal to the net proceeds of the green bonds (which proceeds may be converted into euros) to an internal account used to track the allocation of funds from its green bond issuances. Amounts matching requests for disbursements under KfW’s Renewable Energies – Standard program will be deducted from the balance of this internal account on an ongoing basis, starting with the beginning of the calendar year and continuing until the balance has been completely reduced. The Renewable Energies – Standard program aims to promote the development of electricity from renewable resources. Measures financed through this program may include but are not limited to the following: photovoltaic equipment; onshore wind power plants and repowering measures; hydro-electric power stations; and equipment for the generation and use of biogas. The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program. KfW provides investors with information regarding the use of proceeds in terms of disbursements under the Renewable Energies – Standard program on a regular basis on its website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.

KFW’S GREEN BOND ISSUES 2017

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW EUR Green Bond	EUR 2.00	8	0.250
KfW AUD Green Bond (re-opening)	AUD 0.20	3	2.400
KfW USD Green Bond (1)	USD 0.15	3	1.660
KfW USD Green Bond (1)	USD 0.20	3	1.790
KfW USD Green Bond (2)	USD 1.00	5	2.000
KfW AUD Green Bond (re-opening)	AUD 0.20	3	2.400

(1)	Under the US medium-term note program.
(2)	Issued as global notes.

The most important sources of capital-market funding for KfW are bond and note issues followed by promissory note loans. At year-end 2017, the amount of outstanding bonds and notes issued by KfW totaled EUR 366.1 billion, representing a EUR 9.4 billion decrease from EUR 375.5 billion outstanding at year-end 2016.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 7.1 billion outstanding at year-end 2017. Of this amount, EUR 1.9 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 5.2 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2017)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	16	FIXED	4.54	2009-2017	2019-2028	3.60	21,641,010,000.00	14,102,052,652.17
AUD	1	FLOATING	2.03	2014	2019	1.12	200,000,000.00	130,327,121.07
BRL	7	FIXED	10.17	2010-2016	2019-2021	1.76	605,070,000.00	15,299,327.95
CAD	6	FIXED	2.78	2005-2015	2019-2037	4.47	3,977,200,000.00	2,644,590,730.76
CHF	5	FIXED	2.44	2005-2010	2019-2037	7.76	1,785,000,000.00	1,525,380,276.87
CNY	5	FIXED	3.90	2016-2017	2019-2020	1.75	1,218,000,000.00	156,065,809.04
DEM	1	FIXED	7.00	1993	2023	5.25	105,985,000.00	54,189,270.03
EUR	274	FIXED	1.38	1999-2017	2019-2047	5.66	152,016,432,425.12	152,016,432,425.12
EUR	49	FLOATING	0.61	1999-2017	2019-2052	3.55	5,059,173,270.87	5,059,173,270.87
GBP	19	FIXED	2.93	2000-2017	2019-2037	5.47	17,176,703,000.00	19,359,921,328.20
GBP	1	FLOATING	0.31	1999	2019	1.46	38,000,000.00	42,829,931.36
HKD	2	FIXED	1.03	2016	2019	1.78	3,875,000,000.00	413,465,642.34
JPY	19	FIXED	2.19	1999-2017	2019-2038	9.25	206,105,000,000.00	1,526,590,622.91
JPY	274	FLOATING	1.85	1999-2017	2019-2046	14.81	196,372,000,000.00	1,454,499,667.17
MXN	2	FIXED	6.17	2016-2017	2019-2023	3.24	3,000,000,000.00	126,789,850.05
NOK	17	FIXED	3.61	2002-2017	2019-2036	4.85	16,900,000,000.00	1,717,427,314.20
NOK	2	FLOATING	2.10	2016	2019	1.52	4,250,000,000.00	431,897,401.50
NZD	4	FIXED	3.82	2014-2016	2019-2021	2.47	1,600,000,000.00	949,554,896.14
PLN	1	FIXED	4.50	2006	2025	7.11	81,142,652.30	19,426,059.92
SEK	9	FIXED	3.43	2006-2017	2019-2031	4.04	19,500,000,000.00	1,980,942,319.02
SEK	1	FLOATING	0.00	2010	2020	2.63	1,000,000,000.00	101,586,785.59
TRY	5	FIXED	9.50	2014-2016	2019-2021	2.11	831,670,000.00	182,929,350.69
USD	77	FIXED	2.17	2002-2017	2019-2047	4.15	112,861,078,601.15	94,105,793,880.65
USD	6	FLOATING	1.72	2007-2016	2019-2023	3.95	210,833,332.05	175,796,991.61
ZAR	3	FIXED	7.52	2014-2017	2019-2022	2.18	1,500,000,000.00	101,314,385.29

Total	806					5.05		298,531,277,310.52

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2017. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2017.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 60 billion multicurrency commercial paper program and the USD 10 billion commercial paper program. The multicurrency commercial paper program represents the most important source of short-term liquidity for KfW. As of December 31, 2017, KfW Group’s commercial paper outstanding totaled EUR 40.2 billion (year-end 2016: EUR 47.1 billion).

Public Funds. The proportion of public funds in the group’s borrowings was 1% at the end of 2017. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 3.5 billion as of December 31, 2017 (December 31, 2016: EUR 3.2 billion). The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 633 million as of December 31, 2017 (December 31, 2016: EUR 480million). Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 35% of the sources of funding for KfW Entwicklungsbank’s commitments in 2017. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2017		As of December 31, 2016
	2017	2016	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	423,508	412,338	8,149	7,263	13,692	17,277
Currency-related derivatives (1)	201,670	224,014	5,978	10,108	20,993	4,161
Credit derivatives as protection buyer	9	10	0	0	1	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	625,187	636,363	14,127	17,371	34,685	21,438
Embedded derivatives accounted for separately	—	—	92	18	123	20

Total balance sheet items “derivatives designated for hedge accounting” and “other derivatives”	625,187	636,363	14,219	17,389	34,808	21,458

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2017	2016
	(EUR in millions)
Total positive fair value before netting	14,127	34,685
Total positive fair value after netting (1)	3,996	16,638
Collateral received	3,139	15,481
of which cash collateral	3,139	15,481

Total positive fair value after netting and collaterals	857	1,157

(1)	Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives designated for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 10, 11, 12, 46, 47, 58, 59 and 74 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2017, KfW Group held financial assets in an amount of EUR 33.6 billion (year-end 2016: EUR 32.7 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 25.8 billion, or 77%, of all financial assets were held in the form of fixed income securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS and ABCP portfolio or DEG’s direct investments). Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio. The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2017, KfW held securities in the aggregate amount of EUR 25.8 billion in its liquidity portfolio (year-end 2016: EUR 25.0 billion). For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2017. In addition to these securities, as of December 31, 2017, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 16.5 billion (year-end 2016: EUR 31.2 billion).

ABS and ABCP Portfolio. In 2017, KfW provided EUR 1,195 million (2016: EUR 975 million) as part of its promotional activities for financing SMEs by investing in securitized assets (e.g., SME lease and loan portfolios) as well as ABCP in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2017, the overall ABS and ABCP portfolio volume amounted to EUR 2.5 billion (year-end 2016: EUR 2.4 billion).

Green Bond Portfolio. Under its green bond portfolio, KfW invests in green bonds of public sector issuers, supranational institutions and agencies, banks and corporations as well as in covered bonds and ABS. In 2017, KfW provided EUR 346 million (2016: EUR 299 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. The portfolio was launched in 2015 and the targeted volume for the portfolio in the coming years was doubled from EUR 1.0 billion to EUR 2.0 billion in May 2017. At the end of 2017, the volume of KfW’s green bond portfolio amounted to EUR 0.9 billion.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

In the case of Deutsche Telekom, on May 31, 2017, the shareholders’ meeting resolved to pay out a dividend of EUR 0.60 per share for 2016. As was also the case in recent years, shareholders were given the choice to receive dividends in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 829.2 million ordinary registered shares compared to its total ownership interest of 819 million ordinary registered shares as of December 31, 2016. After distribution of the scrip dividend, KfW’s stake in Deutsche Telekom amounted to approximately 17.4% as of July 4, 2017, which also represents the stake at year-end 2017 (December 31, 2016: 17.5%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounted to approximately 14.5% as of December 31, 2017.

At year-end 2017, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2016 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.7% in Deutsche Post (December 31, 2016: 20.5%). To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2017, the total amount outstanding of this loan to Greece amounted to EUR 15.2 billion.

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%), which is held directly by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%) and Berliner Energieagentur GmbH (25%) are held directly by KfW.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. At year-end 2017, KfW held, through GZBV, an equity stake of approximately 9.33% in Airbus SE. Together with the other investors’ interests in GZBV, this equaled a total equity stake of 11.07% in Airbus SE.

KfW’s investments in Airbus SE were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). KfW is fully protected by the Federal Republic against any economic risks resulting from its total investment in Airbus SE.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2017

(EUR in millions)
Borrowings
Short-term funds	40,497
Bonds and other fixed-income securities	366,105
Other borrowings (1)	15,563
Total borrowings	422,164

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	15,500
Fund for general banking risks	600
Revaluation reserve	-295

Total equity	28,742

Total capitalization	450,906

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 480 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2016, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

(3)	Includes equity capital in form of promotional reserves (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

In December 2017, KfW’s Chief Executive Officer, Dr Ulrich Schröder, duly resigned from office, with effect as of December 31, 2017. Dr Schröder’s resignation was based on health reasons. Subsequently, KfW’s

Board of Supervisory Directors (Verwaltungsrat) appointed KfW’s Deputy Chief Executive Officer, Dr Günther Bräunig, as KfW’s new Chief Executive Officer with effect as of January 1, 2018.

On June 29, 2017, the Board of Supervisory Directors (Verwaltungsrat) appointed Prof Dr Joachim Nagel as new member of the Executive Board of KfW with effect as of November 1, 2017. Prof Nagel succeeded Dr Norbert Kloppenburg, whose tenure ended on October 31, 2017. Furthermore, the Board of Supervisory Directors extended Dr Ingrid Hengster’s tenure until March 31, 2023.

The following biographical information on the current members of the Executive Board includes their ages as of April 13, 2018, the year in which they were appointed, their terms of office, their current positions and areas of responsibility.

Dr Günther Bräunig

Age: 62

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. Dr Bräunig was appointed as Chief Executive Officer with effect as of January 1, 2018. Dr Bräunig’s current tenure will end in June 2021. He is in charge of the General Secretariat, Internal Auditing, and Group Development and Economics, as well as Financial Markets, Human Resources, and Legal Affairs.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. In September 2017, he was named Deputy CEO of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of this latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. He is also member of the Strategic Committee of AFT (Agence France Tresor), Paris, France, and Chairman of the Advisory Council of True Sale International GmbH, Frankfurt am Main, Germany.

Dr Ingrid Hengster

Age: 57

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business, Sales, New Business Credit Service, Digital Development and Central Services. In June 2017, KfW’s Board of Supervisory Directors extended Dr Hengster’s tenure until March 31, 2023.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG. Dr Hengster is a member of the supervisory boards of ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany. Additionally, she serves as an expert on the board of directors of the European Investment Bank, Luxemburg.

Bernd Loewen

Age: 52

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Organization and Consulting as well as Information Technology. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance department at KfW up to the separation of the CRO and CFO function as of January 1, 2016. Bernd Loewen’s tenure will end in 2019.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm where he also successfully completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co-Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft, which involved relocating from New York to Warsaw, Poland.

Mr. Loewen is a member of the supervisory board of The Currency Exchange Fund (TCX) based in Amsterdam, Netherlands. Bernd Loewen also is an advisory member of the steering committee of the Sonderfonds Finanzmarktstabilisierung, known as FMS or SoFFin located in Berlin, Germany. In addition, he is a member of the supervisory boards of DEG, Cologne, Germany, and Senckenberg Gesellschaft für Naturforschung (SGN) based in Frankfurt a. M., Germany.

Prof Dr Joachim Nagel

Age: 51

Prof Dr Joachim Nagel became a member of KfW’s Executive Board in November 2017. He is in charge of Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG) and Export and project finance (KfW IPEX-BANK). Prof Nagel joined KfW as General Manager already on November 1, 2016. Previously, he had been a member of the Executive Board of Deutsche Bundesbank, the German central bank, in Frankfurt, Germany, since 2010. The tenure of Prof Dr Nagel will end in 2020.

Prof Dr Nagel holds both a Master degree and a PhD in Economics from the University of Karlsruhe. He started his career in the banking sector started in 1999 at Deutsche Bundesbank, where he served as Head of the President’s Office at the former Land Central Bank of Bremen, Lower Saxony and Saxony-Anhalt until 2003. Afterwards, he was appointed Head of the Market Analysis and Reporting Section in 2003, Head of the Market Analysis and Portfolios Division in 2004 and Head of the Markets Department at Deutsche Bundesbank in 2008.

Prof Dr Nagel serves as chairman of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany. He is member of the supervisory board of DEG, Cologne, Germany.

Dr Stefan Peiß

Age: 48

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling, Transaction Management, Portfolio Credit Service and Compliance, and acts as Chief Risk Officer of KfW. The current tenure of Dr Peiß will end in 2019.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany. In addition, he is member of the executive board and treasurer of the Frankfurt Institute for Risk and Regulation (FIRM).

For information on the remuneration of the Executive Board, see note 82 to the financial statements included in Exhibit  (e) to this annual report.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the former serving as Chairman for the year 2017. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may take decisions on the Board of Supervisory Director’s behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of April 13, 2018, the members of the Board of Supervisory Directors were:

Name	Position
Peter Altmaier	Federal Minister for Economic Affairs and Energy; Chairman in 2018
Dr Holger Bingmann	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen e.V. (BGA); representative of the wholesale and foreign trade sector
Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat
Dr Uwe Brandl	President of the Bavarian Gemeindetag; representative of the local municipalities
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Robert Feiger	Chairman of the IG Bauen-Agrar-Umwelt (construction, agriculture and environment); representative of the trade unions
Klaus-Peter Flosbach	Appointed by the Bundestag
Christian Görke	Minister of Finance and Deputy Minister President of the State of Brandenburg; appointed by the Bundesrat
Dr Louis Hagen	President of the Association of German Pfandbrief Banks (vdp); representative of the mortgage banks
Dr Matthias Haß	Minister of Finance of the State of Saxony; appointed by the Bundesrat
Monika Heinold	Minister of Finance of the State of Schleswig-Holstein; appointed by the Bundesrat
Reinhold Hilbers	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat
Reiner Hoffmann	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Gerhard Hofmann	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Dr Bruno Hollnagel	Member of Parliament; appointed by the Bundestag
Andreas Ibel	President of the Bundesverband Freier Immobilien- und Wohnungsunternehmen; representative of the housing sector
Bartholomäus Kalb	Appointed by the Bundestag
Julia Klöckner	Federal Minister of Food and Agriculture
Stefan Körzell	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund (DGB); representative of the trade unions
Dr Joachim Lang	Executive Director of the Bundesverband der Deutschen Industrie e.V. (BDI); representative of the industry
Lutz Lienenkämper Heiko Maas	Minister of Finance of the State of North Rhine-Westphalia; appointed by the Bundesrat Federal Minister for Foreign Affairs
Dr Gerd Müller	Federal Minister for Economic Cooperation and Development
Dr. Hans-Walter Peters	President of the Bundesverband Deutscher Banken e.V. (BdB); representative of the commercial banks
Eckhardt Rehberg	Member of Parliament; appointed by the Bundestag
Dr Johannes-Jörg Riegler	President of the Bundesverband Öffentlicher Banken Deutschlands e.V. (VÖB); representative of credit institutions prominent in the field of industrial credit
Joachim Rukwied	President of the Deutscher Bauernverband e.V. (DBV); representative of the agricultural sector
Andreas Scheuer	Federal Minister of Transport and Digital Infrastructure
Helmut Schleweis	President of the Deutscher Sparkassen- und Giroverband (DSGV); representative of the savings banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Olaf Scholz	Federal Minister of Finance; Deputy Chairman in 2018
Svenja Schulze	Federal Minister for the Environment, Nature Conservation and Nuclear Safety
Holger Schwannecke	Secretary General of the Zentralverband des Deutschen Handwerks (ZDH); representative of the skilled crafts sector
Edith Sitzmann	Minister of Finance and Economic Affairs of the State of Baden-Württemberg; appointed by the Bundesrat
Dr Florian Toncar	Member of Parliament; appointed by the Bundestag

Name	Position
Dr Martin Wansleben	Chief Executive of the Deutscher Industrie- und Handelskammertag e.V. (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 82 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2017, KfW Group employed an average of 6,113 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2016: 5,944 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 21% is engaged in KfW’s domestic business activities, 23% in promotion of developing and transition countries, 11% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Group’s employees, see note 81 to the financial statements included in Exhibit (e) to this annual report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR GÜNTHER BRÄUNIG
	Name:	Dr Günther Bräunig
	Title:	Chief Executive Officer

By:	/s/ BERND LOEWEN
	Name:	Bernd Loewen
	Title:	Member of the Executive Board

Date: April 13, 2018

EXHIBIT INDEX

Exhibit	Description

(e)	KfW Financial Information 2017

(f)	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft